May 25, 2006

VIA EDGAR AND FEDERAL EXPRESS

Karl Hiller
Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Peet’s Coffee & Tee, Inc.
Form 10-K for Fiscal Year Ended January 1, 2006
Filed March 16, 2006
Form 10-Q for Fiscal Quarter Ended April 2, 2006
Filed May 5, 2006
File No. 000-32233

Dear Mr. Hiller and Ms. Dang,

We are responding to the written comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated May 8, 2006 (the “Comment Letter”).

This letter, which has also been filed electronically with the Commission, contains the Company’s responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the Fiscal Year Ended January 1, 2006
Note 2 - Summary of Significant Accounting Policies, page F-8

1. Comment: We note your accounting policy disclosure for gift cards, explaining that you report gift card breakage income as an operating expense, instead of revenue, in your Statements of Income. Tell us how you came to the view that reporting gift card revenue as a reduction to operating expense is a representationally faithful depiction of this item. Submit a schedule showing the effects that reclassifying this item as revenue would have on your reported revenues and operating expenses for each period shown.

Response: Concepts Statement 5 (“CON 5”), paragraph 83(b) states that "an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations…” Based on CON 5, it does not appear that gift card breakage meets the definition of a revenue activity. In addition, our understanding was that Randolph Green, a professional accounting fellow of the Office of the Chief Accountant, addressed gift card breakage in a speech at a 2002 AICPA conference and indicated that absent vendor performance, recognition as revenue was not appropriate. Therefore, we believe it is appropriate to record the item as other income rather than revenue. Due to the immateriality of the item as shown below, we classified this gain in operating expenses. We will continue to evaluate the significance of this income and in the future if the amount becomes material we will separately disclose the amount on the face of our Statements of Income.

	Fiscal 2005
	As reported	%	Gift card breakage	As reclassified
	(in thousands)
Net revenue	$175,198	0.1%	$217	$175,415

Operating expenses	$59,060	0.4%	$217	$59,277

No amounts were recorded for 2004 or 2003.

2. Comment: We note that you include an operating expenses caption within a broader group of costs that are also depicted as “operating expenses,” while differentiating it from costs of sales, general and administrative costs, and marketing and advertising costs. Since you have utilized the same label for costs segregated at two different levels, references to operating expenses in your textual discussions may be left without the requisite degree of specificity. Therefore, we believe that you should disclose the nature of this cost group, and utilize a more descriptive caption, which distinguishes it from the larger group.

Response: In response to the Staff’s comment, we propose to make the following improvements in future filings to disclose the nature of these expenses and to distinguish them from total costs and expenses:

•	Delete the header on the Statements of Income called “Operating expenses”;
•	Change the subtotal description on the Statements of Income to “Total costs and expenses from operations”;
•
Add a paragraph to Note 2 after “Cost of sales and related occupancy expenses” to describe “Operating expenses” as expenses to operate our retail stores and other distribution channels, consisting primarily of employee labor and benefits, as well as training, travel, supplies, repairs and maintenance, and banking and card processing fees.

Note 10 - Stock Option, Employee Purchase and Deferred Compensation Plans page F-16

3. Comment: We note your disclosure indicating that you granted non-employee director stock options in 2003, 2004 and 2005. Please disclose how you accounted for such grants and the amount of compensation expense that you recognized for each reporting period. It should be clear whether you have relied on the guidance in APB 25 or paragraph 8 of SFAS 123 in valuing these issuances. If you did not apply fair value accounting to these transactions, tell us how you were able to support the accounting under the guidance of paragraph 8 of FIN 44.

Response:  In accordance with FIN 44 paragraph 8, options granted to non-employee directors were accounted for using the intrinsic value method under the provisions of APB 25, as all Board directors were elected by the company’s shareholders or appointed to an existing term and subsequently elected by the shareholders. Therefore, no compensation expense was recognized during the fiscal years 2003, 2004 or 2005. We propose to clarify this accounting in future filings by disclosing that prior to the January 2, 2006 adoption of SFAS 123R, the company accounted for stock-based compensation to non-employee Board directors using the intrinsic value method prescribed in APB 25.

Note 14 - Quarterly Financial Information (Unaudited), page F-21

4. Comment: Please expand your disclosure to add the gross profit line item that is required under Regulation S-K, Item 302(a)(1), or to otherwise comply with the guidance in IRQ 3 of SAB Topic 6:G.1.a. Please also revise your Statements of Income to specify the amounts of depreciation and amortization attributable to costs of sales for each period, to comply with the guidance in SAB Topic 11:B.

Response: Based on IRQ 3 of SAB Topic 6:G.1.a, we propose to augment our disclosure in future filings to add a line in the Quarterly Financial Information for cost of sales and related occupancy expenses to provide the reader sufficient information to compute gross profit.

With respect to the guidance in SAB Topic 11:B, we believe such guidance is inapplicable to our Statements of Income because, as disclosed under “Cost of sales and related occupancy expenses” in Note 2, we include depreciation associated with our roasting plant in costs of sales in our Statements of Income. We respectfully note that SAB Topic 11:B applies to companies that exclude depreciation and depletion from cost of sales in their income statements. Additionally, we note that roasting plant related depreciation expense included in “Cost of sales and related occupancy expenses” was $1,344,000, $1,105,000 and $905,000 for the fiscal years 2005, 2004 and 2003, respectively.

Form 10-Q for the Fiscal Quarter Ended April 2, 2006
Management’s Discussion and Analysis, page 9

5. Comment: We note your disclosure on page 12 of a non-GAAP Statement of Income for the first quarter, as if you had not adopted the provisions of SFAS 123R. Although you express an interest in comparability, we do not believe the presentation is an appropriate application of the guidance in Item 10(e) of Regulation S-K. Rather, you should address this matter in the context of the disclosures required under paragraph 84 of SFAS 123R, specifically dealing with the issue of comparability, whereas you would compare your results to the pro forma measures previously disclosed under SFAS 123. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, we will omit this table in future filings. We will instead include the effect of SFAS 123R on net income and earnings per share as well as cash flow from operations and cash flow from financing activities in accordance with paragraph 84 of SFAS 123R in Note 2 to our financial statements.

* * * * *

We acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (510) 594-2100 if you have any questions or would like additional information regarding this response letter or our public filings.

Sincerely,

/s/ Thomas P. Cawley

Thomas P. Cawley
Chief Financial Officer

cc:	Patrick J. O’Dea, Chief Executive Officer and President
Robin Riske, Controller
Gian-Michele a Marca, Cooley Godward llp